Filed pursuant to Rule 433

Registration No. 333-166911

February 9, 2011

Final Term Sheet

USD 4,000,000,000 2.625% Global Notes due 2016

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 4,000,000,000

Denomination:	USD 1,000

Maturity:	February 16, 2016

Redemption Amount:	100%

Interest Rate:	2.625% per annum, payable semi-annually in arrears

Date of Pricing:	February 9, 2011

Closing Date:	February 16, 2011

Interest Payment Dates:	February 16 and August 16 in each year

Currency of Payments:	USD

Price to Public/Issue Price:	99.925%

Underwriting Commissions:	0.125%

Proceeds to Issuer:	99.800%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law /Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769EG57

CUSIP:	500769EG5

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:	AAA by Standard & Poor’s Ratings Services, Aaa by Moody’s Investors Service Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	Barclays Capital Deutsche Bank Morgan Stanley

Co-Lead Managers:	BNP PARIBAS BofA Merrill Lynch Citi Credit Suisse Goldman Sachs International HSBC Mitsubishi UFJ Securities International plc RBC Capital Markets TD Securities UBS Investment Bank

Stabilization Manager:	Barclays Bank PLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312510127714/d424b3.htm . KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312510127661/d424b3.htm . Alternatively, Barclays Capital will arrange to send you the prospectus, which you may request by calling toll-free: +1-888-603-5847.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.